

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04011488

March 5, 2004

Keith F. Higgins
Ropes & Gray LLP
One Metro Center
700 12th Street, N.W.
Suite 900
Washington DC 20005-3948

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/5/2004

Re: The Gillette Company
Incoming letter dated February 23, 2004

Dear Mr. Higgins:

This is in response to your letter dated February 23, 2004 concerning the shareholder proposal submitted to Gillette by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William Zitelli
United Association S&P 500 Index Fund
P.O. Box 8635
Boston, MA 02266-8635

71499



ROPES & GRAY LLP
ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

February 23, 2004

Keith F. Higgins
(617) 951-7386
khiggins@ropesgray.com

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted to
The Gillette Company Pursuant to Rule 14a-8(e)

Ladies and Gentlemen:

The Gillette Company (the "Company") has received a shareholder proposal (the "Proposal") from the United Association S&P 500 Index Fund (the "Proponent") for inclusion in Gillette's proxy materials for its year 2004 annual shareholders meeting ("2004 Proxy Statement"). A copy of the Proposal is included with this letter as Exhibit A.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2004 Proxy Statement because the Proposal was not submitted on a timely basis pursuant to Rule 14a-8(e)(2).

Rule 14a-8(e)(2) provides, in relevant part, that "[a] proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." A failure to meet a properly determined deadline for the submission of shareholder proposals is not curable. The proxy statement for the Company's 2003 annual shareholders meeting (the "2003 Proxy Statement") states that mailing to stockholders began on April 4, 2003. Accordingly, the 120-day deadline for receipt of shareholder proposals for inclusion in the 2004 Proxy Materials was December 8, 2003. The Proposal was submitted to the Company on January 14, 2004, well after the 120-day deadline of December 8, 2003.

The Company inadvertently omitted from the 2003 Proxy Statement information on the deadline for shareholders to submit proposals for inclusion in the 2004 Proxy Statement. In October 2003, long after the mailing of the proxy statement, when another proponent brought this omission to the Company's attention, the Company promptly took action to publicize the deadline to its shareholders. It immediately posted the deadline for submitting shareholder proposals prominently on the investor section of its website under the caption "Submission of Shareholder Proposals for the 2004 Proxy Statement and Annual Meeting." That posting remains on its website. In addition, the Company included the following section in Item 5 of its Form 10-Q filed November 4, 2003, the next quarterly report filed after the Company learned of the omission:

> "Shareholder Proposals
>
> The Company's 2004 Annual Meeting of Shareholders is scheduled to be held on May 20, 2004. The deadline for submitting shareholder proposals for inclusion in the Company's proxy statement and form of proxy for that meeting is December 8, 2003."

By publishing the information prominently on its website and including the information in its Form 10-Q, the Company promptly made the information readily available to its shareholders.

Rule 14a-8 is silent as to what action a company should take if it inadvertently omits the deadline from the proxy statement. However, the other provisions of the Rule suggest that shareholders should monitor a company's Exchange Act filings to make sure that the date hasn't changed. For example, Rule 14a-8(e)(2) states that if a company has changed the date of its meeting for the current year more than 30 days from the prior year's meeting, shareholders can "usually find the deadline in one of the company's quarterly reports on Form 10-Q." Proponents are clearly on notice to check Form 10-Q's to ascertain changes in the filing date for submission of shareholder proposals. Accordingly, the Company believes that Form 10-Q is an appropriate mechanism for notifying shareholders of the omitted information.

The 2003 Proxy Statement did include the deadline provided in the Company's bylaws for shareholders to notify the Company of an intention to present an item of business at the annual meeting. However, that deadline is distinct from the deadline under the proxy rules to submit proposals for inclusion in the proxy statement. The by-law deadline for presenting proposals at the Annual Meeting is 90 days prior to the anniversary date of the prior year's meeting, which for this year was February 14, 2003. This date is self-evidently different from the proposal submission date of 120 days before the date of a company's proxy statement release to shareholders in connection with the previous year's annual meeting, which in Gillette's case was April 4, a date readily available to stockholders on Edgar and the Company's website. The inadvertent omission of one deadline does not allow a shareholder to rely erroneously on another, entirely distinct deadline, particularly given the steps taken by the Company to publicize the deadline for submission of proposals for the 2004 Proxy Statement to its shareholders.

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2004 Proxy Statement.

As required by Rule 14a-8(j), six copies of this letter and all exhibits are enclosed, and a copy is being provided to the Proponent at the address indicated in Gillette's records.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Please call me at (617) 951-7386 or William J. Mostyn, III, Deputy General Counsel and Secretary of Gillette, at (617) 421-7882 with any questions regarding the foregoing submission.

Very truly yours,



Keith F. Higgins

cc: Grace Lee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Mr. William Zitelli
Vice President
United Association S&P 500 Fund

Enclosures

EXHIBIT A

Stock Option Expensing Proposal

Resolved, that the stockholders of El Paso Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 356 companies are expensing stock options or have indicated their intention to do so. 101 of these companies are S&P 500 companies, representing 39% of the index based on market capitalization. See Bear Stearns Equity Research, Sept. 4, 2003, "More Companies Voluntarily Adopt Fair Value Expensing of Employee Stock Options."

This Fund, along with other Building Trades' union pension funds, sponsored this expensing proposal last proxy season and received majority votes at 26 companies, including Fluor, Calpine, Georgia-Pacific, U.S. Bancorp, Thermo Electron, Veritas Software, Apple Computer and Kohl's. We urge your support for this important reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gillette Company
Incoming letter dated February 23, 2004

The proposal relates to expensing stock options.

We are unable to concur in your view that Gillette may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Gillette may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Keir Devon Gumbs
Special Counsel